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                                                                Exhibit (c)(1)



August 23, 2002

Special Committee of the Board of Directors
Little Switzerland, Inc.
161-B Crown Bay Cruise Ship Port
P.O. Box 930
St. Thomas, U.S.V.I. 00804

Sir:

You have requested our opinion as to the fairness from a financial point of view to the holders, other than the holders which are affiliates of the Company (as defined below), of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Little Switzerland, Inc. (the "Company") of the $2.40 per Share in cash to be received by such holders pursuant to the Offer to Purchase dated August 15, 2002 (the "Offer to Purchase") by TSAC Corp., an indirect wholly-owned subsidiary of Tiffany & Co. (the "Offerer").

Ryan, Beck & Co., LLC ("Ryan, Beck") as a customary part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, public underwritings, private placements and valuations for corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including providing a fairness opinion to the Company's Board of Directors in connection with the sale of 7,410,000 Shares to the Offerer and the extension of a line of credit in an amount equal to $2.5 million to the Company by the Offerer in May 2001. Additionally, Peter R. McMullin, a Managing Director at Ryan, Beck served on the Board of Directors of the Company from April 1999 until May 2001. We were retained in August 2002 by the Special Committee of the Board of Directors of the Company (the "Special Committee") to render a fairness opinion and did not act as the Company's financial advisor in connection with, nor did we participate in the negotiations that lead to, the Offer to Purchase. We will receive a fee for our services and reimbursement of our expenses. Ryan, Beck does not make a market in the Company's Shares. In the ordinary course of our business as a broker-dealer, we may actively trade equity securities of the Company for our own account and the account of our customers, and, accordingly, may at any time hold a long or short position in such securities. Ryan, Beck has never had an investment banking relationship with the Offerer.


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Special Committee of the Board of Directors
Page 2

In connection with this opinion, we have reviewed, among other things:

         -  the Offer to Purchase;

         - the Annual Report on Form 10-K of the Company for the fiscal year ended May 26, 2001;

         - a draft Annual Report on Form 10-K of the Company for the fiscal year ended May 25, 2002;

         -  the Proxy Statement on Schedule 14A dated January 4, 2002; and

         - certain internal financial analyses and forecasts for the Company prepared by its management.

We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have:

         -  reviewed the reported price and trading activity for the Shares;

         - compared certain financial and stock market information for the Company with similar information for certain other publicly-traded companies that are similar to the Company;

         - reviewed financial terms of certain recent business combinations in the retail jewelry industry;

         - performed a discounted cash flow analysis based on the projections of the Company's operations as prepared by its management;

         - analyzed the premiums that shareholders have received in certain other recent business combinations involving publicly-traded companies; and

         - performed such other studies and analyses as we considered appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for the purposes of this opinion, whether publicly available or provided to us by the Company, and we have not assumed any responsibility for independent verification of such information. Ryan, Beck has further assumed that the financial budgets and projections provided to Ryan, Beck have been reasonably determined, prepared in good faith, based upon reasonable assumptions and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We have not made or obtained any independent evaluations or appraisals of the assets or liabilities of the Company nor its subsidiaries and we have not been furnished with any such evaluations or appraisals.

Our opinion expressed herein is provided for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated by the Offer to Purchase and such opinion does not constitute a recommendation as to how any member of the Special Committee or the Board of Directors of the Company should vote with respect to such transaction, nor does it constitute a recommendation as to whether any holder of Shares should tender Shares pursuant to the Offer to Purchase. Our opinion may not be relied upon by the Special Committee or the Company for any other purpose without our prior written consent.


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Special Committee of the Board of Directors
Page 3


Based upon and subject to the foregoing and based upon such matters as we consider relevant, it is our opinion that as of the date hereof the $2.40 per Share in cash to be received by the holders, other than the holders which are affiliates of the Company, of Shares pursuant to the Offer to Purchase is fair from a financial point of view to such holders. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date of this letter. Subsequent events may affect the conclusions reached in this opinion, and we neither have, nor do we assume, any obligation to update, revise or reaffirm this opinion which speaks solely as of this date and with respect to matters contained herein.

Very truly yours,


Ryan, Beck & Co., LLC

/s/ Ryan, Beck & Co., LLC
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